Agi Announces Rafael Siqueira as New CTO

Siqueira brings 30 years of experience to Agi to accelerate the bank’s artificial intelligence strategy and the evolution of its digital platforms

São Paulo, September 23, 2026 – Agi Inc (NYSE: AGBK) (“Agi”), today announced Rafael Siqueira as its new Chief Technology Officer (CTO). Siqueira will lead Agi’s Technology division with the mandate to accelerate the evolution of the bank’s digital platforms, expand the adoption of artificial intelligence across the business, and strengthen a technological architecture designed to support the company’s growth. Agi Inc is the holding company of Banco Agibank SA (“Agibank”) and all its subsidiaries.

With 30 years of experience in the technology sector and over 16 years serving as a CTO, Siqueira has built his career by combining entrepreneurship, digital product development, and the transformation of large organizations. Prior to joining Agi, he was a Partner and Technology Leader at McKinsey & Company for Latin America, where he worked with CEOs and technology leaders from major banks, retailers, and tech companies.

Siqueira was also the CTO and co-founder of three technology companies in Latin America: Apontador, Maplink, and TruckPad. At these firms, he led development processes, the expansion of digital platforms, team building and fundraising.

"Taking on the role of CTO at Agi is an opportunity to contribute to a company that has already integrated artificial intelligence into its business strategy. My goal is to expand this capability by combining professionals from different areas, engineering, and intelligent agents to develop solutions that deliver concrete results for both customers and the bank," said Siqueira.

The executive's arrival underscores Agi's strategy of utilizing technology and artificial intelligence in a cross-functional manner. The bank has been applying these tools to enhance customer experience, data analysis, credit underwriting, cybersecurity, and operational efficiency.

"Rafael brings a unique blend of experience as an entrepreneur, executive, and advisor to major organizations undergoing technological transformation. His arrival strengthens our ability to develop proprietary technology, place artificial intelligence at the heart of our decision-making, and advance with speed, security, and impact for our customers," says Glauber Corrêa, COO of Agi Inc and CEO of Agibank.

Among Siqueira’s priorities are advancing the artificial intelligence strategy, evolving the bank’s data architecture and platforms, developing digital products, and strengthening technology teams. He will also be tasked with increasing the integration between technology and other business areas, transforming opportunities identified by the teams into scalable solutions.

"Building an AI-driven company does not just mean adopting new tools. It requires rethinking processes, preparing teams, and integrating technology into the business strategy. Agi already has a solid foundation in this journey, and we will work to accelerate this transformation in a responsible and measurable way," adds the CTO.

Siqueira succeeds Vinicius Aloe, who led Agi's technology organization for over two years – including the evolution of the proprietary platform that supports the bank today.

"Vinicius was instrumental in building the technology foundation on which Agi operates today – a fully proprietary platform that integrates our physical and digital channels and has given us the speed and control that set us apart in the market. We are grateful for his leadership and pleased that he will continue to contribute to Agi's strategic agenda," said Marciano Testa, Founder, Executive Chairman and CEO of Agi.

Vinicius will remain with the company as an executive through year-end to ensure an orderly transition and will subsequently support Agi on strategic projects and committees. Siqueira's appointment as a statutory officer of Banco Agibank is subject to approval by the Central Bank of Brazil.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We believe we fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. We believe this approach enables us to attract more customers, build long-lasting relationships, and strengthen our business.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Agi Inc’s control. Agi Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, regulatory or tax developments, changes in its business, industry, or local or global economic and other developments.

Press & Investor Contact

Media: agibank@incrinc.com

Investors: investors.agiinc.com